FORM 6 - K

02058653

SECURITIES AND EXCHANGE COMMISSI...
Washington, D.C. 20549

RECD S.E.C.
SEP 2 3 2002
1086

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

PE

As of September 13th, 2002

TUBES OF STEEL OF MEXICO, S.A.
(Translation of Registrant's name into English)

TUBOS DE ACERO DE MEXICO, S.A.
Edificio Parque Reforma
Campos Eliseos #400
Mexico, D.F., 11560 Mexico
(Address of principal executive offices)

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F √ Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

Tamsa
Tenaris Group

Press Release

FOR IMMEDIATE RELEASE

Gerardo Varela / José Ramón Calderón
Tamsa
011-52-55-5282-9913
www.tamsa.com.mx

Cesar Villavicencio
Citigate Financial Intelligence
(212) 688-6840 / (212) 419-8305

MEXICO CITY (September 13, 2002) – Tubos de Acero de México, S.A. (AMEX: TAM) today communicates that:

TENARIS ANNOUNCES THAT IT WILL SEEK APPROVALS FOR THE LISTING OF ITS SHARES AND AN OFFER TO EXCHANGE TENARIS SHARES FOR SHARES OF SIDERCA, TAMSA AND DALMINE

Tenaris S.A. ("Tenaris"), a wholly-owned subsidiary of Sidertubes S.A. (a Techint Group company), announced today that it will seek approvals from the Argentine, Italian, Mexican and United States securities regulators to offer to exchange its ordinary shares and ADSs for

- Class A ordinary shares and ADSs of Siderca S.A.I.C. ("Siderca"), an Argentine company whose shares are listed on the Buenos Aires stock exchange and whose ADSs are listed on the New York Stock Exchange,

- Ordinary shares and ADSs of Tubos de Acero de Mexico S.A. ("Tamsa"), a Mexican company whose shares are listed on the Mexican stock exchange and whose ADSs are listed on the American Stock Exchange, and

- Ordinary shares of Dalmine S.p.A. ("Dalmine"), an Italian company whose shares are listed on the Milan stock exchange.

Tenaris, a company recently organized in Luxembourg with a single class of shares, will also seek approvals to list its ordinary shares on the Buenos Aires, Mexican and Milan stock exchanges and its ADSs on the New York Stock Exchange.

Sidertubes S.A. holds, directly or indirectly, a 71.17% interest in Siderca, a 51.84% interest in Tamsa and a 47.22% interest in Dalmine. These holdings will be contributed to Tenaris prior to the commencement of the proposed exchange offer.

The proposed exchange offer would represent an important step in the consolidation under Tenaris of:

- the seamless and welded steel pipe holdings of Tenaris's controlling shareholder, which include controlling or significant interests in Siderca, Tamsa and Dalmine, its holdings in a network of companies that provide sales and marketing services primarily to Siderca, Tamsa, Dalmine and their respective subsidiaries and other smaller non-public holdings, all of which will be contributed to Tenaris prior to the commencement of the exchange offer, and
- the holdings of the public in Siderca, Tamsa and Dalmine.

Tenaris's goals in the proposed transaction include increasing the visibility of the Tenaris steel pipe business, aligning the interests of all shareholders across Siderca, Tamsa and Dalmine, generating further management and operating synergies and providing a more attractive investment opportunity in the steel pipe sector with a view to enhancing its global competitive standing and opportunities for future growth. If the exchange offer is made and successfully completed, Tenaris would be a global, publicly-traded company, with *pro forma* net sales of US$3.1 billion in 2001 and manufacturing, marketing and distribution capabilities strategically located to serve customers operating in most major oil and gas and industrial regions worldwide.

Under the terms of the proposed exchange offer, Tenaris would offer to exchange:

- one Tenaris ordinary share for every 1.0933 Siderca Class A ordinary share tendered;
- one Tenaris ADS (representing 10 ordinary shares) for every 1.0933 Siderca ADSs tendered;
- one Tenaris ordinary share for every 0.9452 Tamsa common shares tendered;
- one Tenaris ADS (representing 10 ordinary shares) for every 1.8904 Tamsa ADSs tendered; and
- one Tenaris ordinary share for every 12.0267 Dalmine ordinary shares tendered.

The determination of these exchange ratios primarily considered the average of the daily relative valuations among Siderca, Tamsa and Dalmine over the 180-day period immediately prior to September 13, 2002, which were calculated by comparing the total market capitalization of each of Siderca, Tamsa and Dalmine, based on the closing prices of Siderca's ADSs on the New York Stock Exchange, Tamsa's ADSs on the American Stock Exchange and Dalmine's shares on the Milan Stock Exchange on each trading date in the period and the value of other non-public holdings to be contributed to Tenaris referred to above (approximately $70 million). If all of the shares and ADSs of Siderca, Tamsa and Dalmine held by the public are tendered pursuant to the exchange offer, Tenaris will have a total of 1,200,000,000 ordinary shares (in the form of shares or ADSs) issued and outstanding. If fewer than all of those shares and ADSs are tendered, the number of shares to be issued by Tenaris in connection with the exchange offer will be adjusted accordingly.

After aggregation of the market capitalizations resulting from the closing market prices, as of September 12, 2002, of Siderca's ADSs on the New York Stock Exchange, Tamsa's ADSs on the American Stock Exchange and Dalmine's shares on the Milan Stock Exchange and the value attributed to the other non-public holdings referred to above, and assuming that 100% of the public shareholders of Siderca, Tamsa and Dalmine tender all of their shares and ADSs pursuant to the exchange offer, Tenaris would have a theoretical aggregate combined market capitalization of approximately US$2,443 million (equivalent to US$2.04 per share). Tenaris is a newly-formed company with no trading history and the level of acceptances, if any, pursuant to the exchange offer is uncertain. The theoretical aggregate combined market capitalization figure provided above is based on the sum of the market capitalizations of three different companies that trade in three different markets and have different trading histories and volumes. Accordingly, this theoretical aggregate combined market capitalization figure is provided for illustrative purposes only, and may bear no relationship to Tenaris's actual market capitalization if and when Tenaris's securities begin to trade.

Under the terms of the proposed exchange offer, Tenaris's obligation to accept for exchange any tendered Siderca shares or ADSs, Tamsa shares or ADSs or Dalmine shares would be subject to the satisfaction of the following:

- the valid tender of more than 8.83% of Siderca's Class A ordinary shares, in the form of shares or ADSs (so that, after consummation of the exchange offer, Tenaris holds more than 80% of Siderca's total outstanding Class A ordinary shares);

- the valid tender of more than 28.16% of Tamsa's common shares, in the form of shares or ADSs (so that, after consummation of the exchange offer, Tenaris controls directly and indirectly more than 80% of Tamsa's total outstanding common shares);

- the valid tender of more than 42.78% of Dalmine's common shares (so that, after consummation of the exchange offer, Tenaris controls directly and indirectly more than 90% of Dalmine's total outstanding common shares); and

- certain other conditions customary to these types of transactions, including definitive listing approvals, that will be reflected in the offering documents for the exchange offer.

However, Tenaris may waive any of the above conditions in whole or in part.

Siderca (BASE: ERCA and NYSE: SDT) is the sole Argentine producer and a leading global producer of seamless steel pipe products. Tamsa (AMEX: TAM and Mexico: TAMSA) is the sole Mexican and a leading global producer of seamless steel pipe products. Dalmine (Milan: D) is the leading Italian and a leading European producer of seamless steel pipe products.

JPMorgan is acting as financial advisor to Tenaris in connection with the proposed exchange offer.

This press release does not announce the commencement of the exchange offer. Tenaris will not make the exchange offer unless it obtains all relevant approvals in the various jurisdictions for the listing of Tenaris's securities and the proposed exchange offer, a process that is expected to take around sixty (60) days. In addition, no assurances can be given that Tenaris will be able to meet all the requirements for the approvals or that the relevant authorities and stock markets will grant the required approvals. Accordingly, Tenaris may not be able to, or decide not to, make all or part of the exchange offer or may only decide to make it with respect to certain of the target securities. In addition, Tenaris may also decide not to make all or part of the exchange offer if, between today and the date it receives all required approvals, there occurs an event that materially affects the relative value of Siderca, Tamsa and Dalmine.

TENARIS URGES INVESTORS TO READ, BEFORE MAKING ANY DECISION, THE REGISTRATION STATEMENTS, PROSPECTUSES AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SECURITIES REGULATORS ONCE THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain the documents filed with the SEC, when they become available, at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C., 20549, Telephone (202) 942-8090. These same documents will be made available to investors at www.tenarisexchange.com.

For further information please contact Nigel Worsnop or Diego Ferrari at either of the following numbers: +1-212-376-6523 or +54-11-4018-4083

This communication does not constitute an offer or solicitation for the sale, purchase or acquisition of securities

of any of the companies mentioned in any jurisdiction.

Some of the statements contained in this press release are "forward looking statements". Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from developments and growth of the seamless steel pipe and oil and gas business and uncertainties regarding synergies and benefits as a result of the proposed exchange offer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13th, 2002

Tubos de Acero de México, S.A.

By: Gerardo Varela
Chief Financial Officer

By: Cecilia Bilesio
Corporate Affairs